Exhibit 99.1

1 Summer 2020 Nasdaq: BROG Brooge Energy Limited

2 Disclaimers No Offer or Solicitation This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended (the “Securities Act”), or pursuant to an exemption from the registration requirements of the Securities Act . Use of Projections This presentation contains financial forecasts with respect to Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Bro oge Energy Limited’s (“Brooge” which collectively with its consolidated subsidiaries, including BPGIC, is sometimes referred to herein as the “Group”) and projected revenues, EBI TDA, and net capital expenditures for their fiscal 2020, 2021 and 2022. The independent registered public accounting firm of Brooge and BPGIC has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordi ngl y, it has not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above - mentioned projected information has been repeated (in e ach case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with hi storical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of sign ifi cant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financia l i nformation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Brooge or BPGIC, or that actual results wi ll not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

3 Disclaimers Note on Going Concern As of 31 December 2018 , BPGIC had not paid USD 3 . 7 million of principal and accrued interest that was due under the secured Shari’a compliant financing arrangement of USD 84 . 6 million entered into by BPGIC with First Abu Dhabi Bank PJSC (“FAB”) to fund a portion of the construction costs of Phase I (the “Phase I Construction Facility”), the secured Shari’a compliant financing arrangement of USD 11 . 1 million entered into by BPGIC with FAB to fund a portion of the construction costs of Phase I (the “Phase I Admin Building Facility” and together with the Phase I Construction Facility, the “Phase I Construction Facilities”), and the Shari’a compliant financing arrangement of USD 3 . 5 million entered into by BPGIC with FAB to settle certain amounts due under the Phase I Construction Facilities (the “Phase I Short Term Financing Facility” and together with the Phase I Construction Facilities, the “Phase I Financing Facilities ”) . Also, as of 31 December 2018 , the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s Phase I Financing Facilities . Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans . Accordingly, as of 31 December 2018 , the Group has classified its debt balance of USD 94 . 8 million as a current liability . On 10 September 2019 and again on 30 December 2019 the Group entered into agreements with its lender to amend the Phase 1 Financing Facilities such that on 31 December 2019 the Group was in compliance with the amended facility agreements . At 31 December 2019 , the Group’s current liabilities exceeded its current assets by USD 57 million . Subsequent to the year end, the Group defaulted on its commitments under the Phase I Financing Facilities and the Group was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s loan agreements . Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans . On 15 June 2020 , the Group entered into an agreement with its lender to amend its Phase I Financing Facilities . The Group will have to pay principal and accrued interest of USD 8 . 8 million in 2020 which represents the cumulative instalments including interest outstanding from periods prior to this amendment and an amendment fee of USD 136 , 000 . The Phase I Construction Facility and the Phase I Admin Building Facility are now payable in 46 and 16 instalments respectively starting 30 June 2020 with final maturity on 31 July 2030 and 31 July 2023 , respectively . During 2018 , the Group signed a sales agreement for Phase II to provide storage and ancillary services to an international commodity trading company, which was novated to a new party during the year . Phase II operations are scheduled to start in fourth quarter of 2020 and management expects this will generate significant operating cash flows . The Group is in receipt of a loan facility letter date 15 October 2018 from a lender . The Group intends to draw down from this facility to finance the payments due to the contractor in respect of Phase II construction in the third quarter of 2020 . The ability of the Group to draw down on this facility is contingent upon a number of conditions agreed in the facility letter which will need to be assessed and approved by the bank prior to the disbursement of funds . Based on the above noted, management has considered the going concern status of the Group and believes there to be a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern . Based on management’s forecasts the capital expenditure requirements for phase II and debt servicing as described above will be funded by cash generated through the ongoing operations and further drawdowns from approved loan facilities . The Group’s management acknowledge that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s financial statements . Accordingly, there is significant doubt that the Group will be able to pay its obligations as they fall due and this significant doubt is not alleviated by management’s plans . The financial statements have been prepared assuming that the Group will continue as a going concern . Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern

4 Disclaimer Use of Non - GAAP Financial Measures This presentation includes non - GAAP financial measures, including EBITDA and Annualized Run - Rate EBITDA . Brooge and BPGIC define EBITDA as total comprehensive income (loss) plus (i) depreciation, (ii) finance costs, (iii) changes in fair value of derivative financial instruments . Annualized Run - Rate EBITDA is defined as the EBITDA of a specified quarter multiplied by four . Except as otherwise noted, all references herein to full - year periods refer to Brooge and BPGIC’s fiscal year, which ends on December 31 . Brooge and BPGIC believes that these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Brooge’s and BPGIC’s financial condition and results of operations . Brooge’s and BPGIC’s management use these non - GAAP measures to compare Brooge’s and BPGIC’s performance to that of prior periods for trend analyses and for budgeting and planning purposes . Brooge and BPGIC believe that the use of these non - GAAP financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends . Management of Brooge and BPGIC do not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP . To the extent this presentation includes non - GAAP financial measures for historical periods, you can find the reconciliation of these measures to the nearest comparable GAAP measures elsewhere in this presentation . We have not reconciled the non - GAAP forward looking information to their corresponding GAAP measures because we do not provide guidance for the various reconciling items such as provision for income taxes and depreciation and amortization, as certain items that impact these measures are out of our control or cannot be reasonably predicted without unreasonable efforts . You should review Brooge’s and BPGIC’s audited financial statements included in Brooge’s filings with and submissions to the SEC, and not rely on any single financial measure to evaluate Brooge’s and/or BPGIC’s business . Other companies may calculate EBITDA and Annualized Run - Rate EBITDA, and other non - GAAP measures differently, and therefore BPGIC’s EBITDA and Run - Rate EBITDA, and other non - GAAP measures may not be directly comparable to similarly titled measures of other companies .

5 Forward Looking Statements This presentation contains "forward - looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by words such as : "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "future," "likely," "outlook," "project," "will" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Such forward looking statements include projected financial information . Examples of forward - looking statements include, among others, statements we make regarding : (i) projected completion, start of operations, operating capacity and capabilities, and operating results, such as revenue growth, earnings, and EBITDA, at facilities that are not yet constructed ; (ii) our future market position and growth prospects ; (iii) expected conditions in the local, regional and global oil markets ; (iv) expected operating results, such as revenue growth, earnings, and EBITDA ; (v) anticipated levels of capital expenditures and uses of capital for fiscal years 2020 , 2021 and 2022 ; (vi) expected future supply and demand of oil ; and (vii) strategies for customer retention, growth, product development, market position, financial results, reserves and risk management . Such forward - looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Brooge and BPGIC are neither historical facts nor assurances of future performance . Instead, they are based only on Brooge’s and BPGIC’s current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties . A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements . These factors include, but are not limited to : (1) non - payment or non - performance by BPGIC’s principal customers or end - users ; (2) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers ; (3) a decline or disruption of supply or demand of oil and gas ; (4) higher fuel taxes or other governmental or regulatory actions that increase the price of gasoline or diesel ; (5) changes to applicable regulations or new regulations, including those affecting the petroleum products serviced by BPGIC such as climate change legislation and regulations restricting the emission of greenhouse gases ; (6) the extent to which BPGIC is successful in developing new long - term relationships with customers or retaining existing ones in the competitive oil storage market in the Port of Fujairah and other ports ; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II and Phase III, as well as other growth and expansion projects ; (8) the results of future financing efforts, including BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms ; (9) BPGIC’s ability to obtain additional land on which it can develop additional facilities on commercially attractive terms ; (10) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects ; (11) changes in expectations of future prices for refined petroleum products ; (12) accidents involving the handling of oil products at the BPGIC Terminal ; (13) disruptions to BPGIC’s technology network including computer systems and software ; (14) natural events such as severe weather, fires, floods and earthquakes or man - made or other disruptions of BPGIC’s operating systems, structures, or equipment or of the Port of Fujairah’s facilities ; (15) political and economic conditions in Fujairah and the United Arab Emirates, as well as the occurrence of hostilities, political instability or catastrophic events in Fujairah, the United Arab Emirates and the MENA region ; (16) changes in labor costs ; (17) unlawful or arbitrary governmental action ; (18) the ability of the Company to continue to meet the NASDAQ’s listing standards, including having the requisite number of shareholders ; (19) the possibility that BPGIC may be adversely affected by other economic, business, and/or competitive factors ; and (20) such other risks and uncertainties indicated from time to time in filings with or submissions to the Securities and Exchange Commission by Brooge Energy Limited . Given these risks and uncertainties, you should not place undue reliance on any forward - looking statements and should consider various factors, including the risks described, among other places, in our most recent Annual Report on Form 20 - F, filed with the Securities and Exchange Commission (the “SEC”) and our Current Reports on Form 6 - K, furnished to the SEC . Any forward - looking statements made by us in this presentation speak only as of the date made . Except as required under the federal securities laws and rules and regulations of the SEC, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based . In most instances, where third party sources are identified in this presentation, the information has been derived by management from the source data . Disclaimer

6 Management Team Syed Masood Ali, Chief Financial Officer Over 19 years of finance experience ▪ Corporate banking experience in various markets within UAE including Sharjah & Northern Emirates, Dubai, Abu Dhabi (Mainland & Western Region) and Al Ain ▪ Four years of diversified corporate finance experience and managed banks / NBFIs across Pakistan, UAE, UK, Singapore, Switzerland, Korea and other geographies Lina S. Saheb , Chief Strategy Officer Over 13 years in various business development roles ▪ Spearheads the expansion and future growth of BPGIC both locally and internationally ▪ Bachelor’s Degree in Software Engineering Nico Paardenkooper, Chief Executive Officer Over 30 years of storage industry experience ▪ Terminal Manager, Oiltanking Odfjell Terminal, Oman ▪ Emirates National Oil Company ▪ Vopak

7 7 Company Overview ▪ Midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the UAE ▪ Critical logistics link between upstream (exploration and production) and downstream (refining) segments of the supply chain ▪ Unique business model is stable with high margin, predictable visibility on revenue ▪ Strong free cash flow model ▪ Convertible tanks can switch from white oil to black oil and vice versa ▪ Run by experienced management team with over 30 years in the industry

8 Key Metrics at a Glance Number of Tanks** Storage Capacity** Flow Rate** Total Land*** Market Capitalization* 1,000,585 m 3 (6.3 MMBbls ) 22 Up to 16,000 m 3 / Hr (100,640 Bbls / Hr ) 604,000 m 2 $1.2 B * Based on two - month stock price average of $11.46 on (February 2 – March 31, 2020) ** Including Phase II facilities *** Including Phase III Plot Contracted, Multi - year Revenue stream Industry Leading Margins Share Price at open on Dec 23, 2019: $10.4 Average share price Feb. 2 – Mar. 31, 2020: $11.46

9 9 Midstream Oil Industry Overview ▪ The midstream sector provides an essential link in the oil industry value chain by supporting the infrastructure and storage needs of the industry and enabling the market to work efficiently. ▪ By utilizing a third - party storage provider, major energy companies can avoid the large capital expenditure required to build out their own infrastructure. ▪ Storage is in high demand regardless of the price of oil and especially if the storage terminals are in an ideal geographical location. ▪ Unlike other players in the energy industry, third party storage providers such as Brooge do not have direct commodity price risk as they do not own the oil they store.

10 Global Oil Storage is in High Demand ▪ There is a global oversupply of oil which is overwhelming global storage capacity . ▪ The International Energy Agency said in Q 1 ‘ 20 alone, COVID - 19 wiped out 2 . 5 million bpd of demand or 2 . 5 per cent . (1) ▪ Standard Chartered Bank expects an "extreme" global surplus of 12 . 9 million bpd in the second quarter of 2020 - 13 per cent of global demand - and a cumulative surplus exceeding 2 . 1 billion barrels by the end of the year . (1) (1) Reuters - Oil industry may fill global storage in months as record glut builds https://uk.reuters.com/article/uk - health - coronavirus - oil - surplus/oil - industry - may - fill - global - storage - in - months - as - record - glut - b uilds - idUKKBN2152X9 (2) Reuters - UAE Fujairah crude and oil product storage at full capacity https://english.alarabiya.net/en/business/energy/2020/04/01/UAE - Fujairah - crude - and - oil - product - storage - at - full - capacity - Sources "We believe we have not seen the worst of the price rout yet, as the market will soon come to realise that it may be facing one of the largest supply surpluses in modern oil market history in April" Rystad Energy's Head of Oil Markets Bjornar Tonhaguen (1) ▪ A global supply surplus drives lower oil prices, incentivizing producers and traders to sell oil forward and store the product until the delivery date (contango) . Oil storage companies are uniquely positioned during this time. As of April 1, 2020, storage tanks in Fujairah have reached their full capacity for both crude and oil products . (2)

11 Saudi Arabia United Arab Emirates Strategic Location ▪ Adjacent to major shipping routes, deep water access for VLCCs Political Stability ▪ Relatively far from tension zone; support for port development from authorities Refining Center ▪ Significant refining capacity located nearby Port Infrastructure ▪ Large ports designed to minimize customer waiting times Significant Crude Flows ▪ Ample pipeline infrastructure supplying to terminal points Pricing Center ▪ Physical presence of major trading houses Strategically Located in Fujairah Fujairah’s port is located outside the Strait of Hormuz − Major crude flows to all regions − 2 nd largest bunker trading hub − $45bn downstream expansion plan announced by ADNOC Strait of Hormuz Fujairah Port Fujairah Port The Strait of Hormuz, one of the world’s most strategically important choke points, is between the Arabian Gulf and the Gulf of Oman. Approximately 25% of the total global oil passes through this strait.

12 Port of Fujairah Matrix Manifold 2 Expected to be the 2 nd largest storage operator in Fujairah post Phase II and largest post Phase III. Limited remaining suitable land available in Fujairah makes BPGIC well situated to capitalize on growing infrastructure needs . Strategic storage facilities do not provide storage and ancillary service facilities to traders and do not represent a compet iti ve threat to BPGIC. Competitors have limited access to the VLCC jetty, which provides access to very large crude carriers loading and discharging po ints with higher flow rates. BPGIC New Land BPGIC Existing Terminal

BPGIC History

2010

Market study & analysis

2014

Port facility agreement entered with Port of Fujairah

Phase I 2018

- January: Commenced
- August: ISO and OHSAS certifications received

Q4 2019

Nasdaq listing under the symbol 'BROG'

Phase III Q1 2020

Final land lease agreement reserving additional 450,000 m^2 in Port of Fujairah, almost 3 times the size of, and near to, Phase I and II land

Future Vision

- Phase III Development
- Local and international growth

2010 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | Beyond

2013

- Incorporated
- Initial land lease and development rights

2015

- Phase I financing committed
- Plans finalized for Phase I construction start date

Phase II 2018

- Off take contract for Phase II signed with end-user
- September: EPC Contract signed and started construction for Phase II
- October: Phase II financing committed

Refinery 2020

Q1 2020: Preliminary Agreement signed

Q3 2021 Operations anticipated to start

Phase II 2020

Q4 2020: Phase II expected to become operational

Phase III

Q2 2020 FEED study commences

- Phase I was completed and fully operational on schedule
- Phase II construction is nearly complete, with 100% of capacity already contracted
- Phase III land lease signed and discussions with potential customers underway

Phase I | Phase II | Phase III & Beyond

13

BPGIC

14 ▪ Newly built and award - winning terminals ▪ Fully automated driving industry high margins and best - in - class flow rates Competitive Advantages Convertible Tanks Best - in - Class Flow - Rates Excellent Product Stripping System 11 Simultaneous Operations Leading Storage Facility Technology ▪ Tanks can switch between white oil and black oil and vice versa. ▪ BPGIC can therefore easily accommodate shifts in demand between different oil products ▪ High capacity pumping system ▪ Able to fill vessels in approximately 60% of time versus other terminals in Port of Fujairah ▪ Superior facility design with excellent stripping system reduces product losses for end users by over 80% ▪ Reduced loss in time, money and end - product volume and quality generates direct cost savings for customer ▪ Includes tank - to - tank transfers, recirculation, blending, heating, loading and discharging ▪ Permits BPGIC to service multiple customer orders during the same time period Convertible Tanks

15 Environmental, Social and Governance (ESG) The majority of the lights are solar powered and use LED lighting, reducing energy costs. Most tanks are equipped with internal floating roofs to minimize emissions and prevent potentially flammable vapor evaporation. The soil surrounding the oil storage tanks is capable of resisting oil penetration and has an oil leakage detection system in place, which is intended to minimize the effects in the unlikely event of any oil leakage. The terminal facilities also have response plans, spill prevention and control plans, and other programs in place to respond to emergencies and protect the environment. Brooge Energy employs high corporate, ethical and operational standards to meet its vision of excellence All Phase I oil storage tanks are certified to the relevant NFPA and API industry and international standards. Executives adhere to high standards of set of responsibilities & practices, policies & procedures to provide strategic direction, ensure objectives are achieved, manage risks and use resources in a responsible and transparent manner

16 Phase I, II and III Overview Phase I Status Tanks Products Flow Rate 399,324 m 3 2.5 MMBbls Fuel Oil, Clean Products 14 4,500 m 3 / Hr (28,305 Bbls / Hr) Total Storage Operational Multiple End Users Phase II Tanks Flow Rate Additional Storage 1,000,585 m 3 (6.3 MMBbls) 8 16,000 m 3 / Hr (100,640 Bbls / Hr) Phase III Status Tanks Products Flow Rate Additional Storage Up to 3,500,000 m 3 (+22.0 MMBbls ) Fuel Oil, Clean Products, Crude Oil TBD 16,000 m 3 / Hr (100,640 Bbls / Hr) Land Lease Signed Estimated completion: late 2022 Products Fuel Oil, Clean Products, Crude Oil Status Expected to be Operational Q4 2020 One End User Total Storage Up to 4,500,000 m 3 (+28.3 MMBbls ) Total Storage 601,261 m 3 (3.8 MMBls )

17 More Than Doubling Capacity Leveraging Phase I Success in Phase II Management and its team of industry experienced engineers, architects and contractors are leveraging the success of Phase I to build out Phase II at attractive costs and ROI. ▪ Phase II expansion will add an additional 601,261 m 3 (3.8 MMBls) of oil storage capacity, including Crude Oil ▪ Funded with a $91 million loan, repayable over 10 years ▪ Scheduled to commence operations by end of 2020 ▪ 5 - year, renewable contract beginning in 2020 Attractive Cost Fully Contracted Near term Payback

18 Phase III Layout Plans Layout is subject to change based on further technical, financial and market studies. TK-1105 Dia. 38M TK-1103 Dia. 38M TK-1104 Dia. 38M TK-1106 Dia. 38M TK-1102 Dia. 38M TK-1101 Dia. 38M TK-1201 Dia. 38M TK-1202 Dia. 38M TK-1204 Dia. 38M TK-1203 Dia. 38M TK-1205 Dia. 38M TK-1206 Dia. 38M TK-1301 Dia. 38M TK-1302 Dia. 38M TK-1304 Dia. 38M TK-1303 Dia. 38M TK-1305 Dia. 38M TK-1306 Dia. 38M TK-1603 Dia. 28M TK-1602 Dia. 28M TK-1601 Dia. 28M TK-1604 Dia. 28M TK-1606 Dia. 28M TK-1607 Dia. 28M TK-1605 Dia. 28M TK-1610 Dia. 28M TK-1609 Dia. 28M TK-1611 Dia. 28M TK-1508 Dia. 38M TK-1506 Dia. 38M TK-1505 Dia. 38M TK-1507 Dia. 38M TK-1503 Dia. 38M TK-1504 Dia. 38M TK-1501 Dia. 38M TK-1502 Dia. 38M TK-1402 Dia. 38M TK-1401 Dia. 38M TK-1403 Dia. 38M TK-1404 Dia. 38M TK-1405 Dia. 38M TK-1406 Dia. 38M TK-1407 Dia. 38M TK-1408 Dia. 38M TK-1608 Dia. 28M TK-1002 Dia. 70M TK-1004 Dia. 70M TK-1006 Dia. 70M TK-1005 Dia. 70M TK-1003 Dia. 70M TK-1001 Dia. 70M ADMIN. BUILDING SUBSTATION DG WORKSHOP FIRE WATER TANK PLR OWS CHEMICAL DOSING SKID PUMPS & VALVE MANIFOLD CRUDE/FEEDSTOCK TANK FARM C R U D E / F E E D S T O C K T A N K F A R M I N T E R M E D I A T E / F I N I S H E D P R O D U C T S T A N K F A R M F I N I S H E D / D I S T I L L A T E P R O D U C T S T A N K F A R M F I N I S H E D P R O D U C T S T A N K F A R M - 3 F I N I S H E D P R O D U C T S T A N K F A R M - 1 F I N I S H E D P R O D U C T S T A N K F A R M - 2 FIRE WATER PUMP STATION ISABEL (REFINERY PROCESS AREA AND UTILITIES) D. TANK MRS BUILDING SW. TANK E N T . / E X I T E N T . / E X I T E N T . / E X I T 25.0M WIDE CORRIDOR 25.0M WIDE CORRIDOR

19 0 500,000 1,000,000 1,500,000 2,000,000 2,500,000 3,000,000 3,500,000 4,000,000 4,500,000 5,000,000 BPGIC Phase I BPGIC Phase II BPGIC Phase III Vopak VTTI Fujairah Oil Terminals FZC Post Phase III, BPGIC is Expected to be Largest Storage Provider in Fujairah (1) Phase III assumes up to 3,500,000 m 3 of additional storage capacity added. (2) Captive Demand represents strategic storage capacity, not used by trading firms / marketers and is not a competitive threat t o B PGIC Phase I was not built based on speculative demand, and Phase II, and III are not being built on speculative demand either . Prior to beginning construction, capacity is fully contracted through a multi - year take - or - pay contract to provide revenue stability and visibility . In addition to storage revenue, BPGIC has revenue upside from ancillary services throughout the agreement periods . Post Phase II, BPGIC is expected to be the 4 th largest storage player in Fujairah in terms of overall capacity . Excluding captive demand (2) , BPGIC is expected to be the 2 nd largest independent player in Fujairah . Post Phase III (1) , BPGIC is expected to become the largest storage player in Fujairah with total capacity of up to 4 , 500 , 000 m 3 399,324 m 3 +601,261 m 3 Up to 3,500,000 m 3 to be added

20 Operational Overview

Fixed and Ancillary Revenue Streams

Fixed Revenue Sources (~54% of Current Revenue[(1)])

Fixed Fee Storage

- Contracted capacity, take-or-pay structures

Fixed Refinery Fees

- Anticipated that End User will pay BPGIC fixed fees associated with its refinery

2019 Revenue Mix


Ancillary Revenue
Fixed Revenue
46%
54%

Ancillary Revenue Sources (~46% of Current Revenue[(1)])

Blending

- Blending of two or more batches of product at customer's request
- Product is exported after blending occurs

Throughput Transfer

- Performed during loading / unloading of product
- BPGIC collects additional revenue on throughput that is above the monthly storage capacity

Inter-tank Transfer

- Additional fees occurring during blending, product consolidation and when customers trade from one terminal to another

Heating

- BPGIC earns incremental revenue by controlling the temperature for fuel oil

Refinery

- Anticipated that BPGIC will earn incremental revenue associated with refinery use, commencing in Q3 2021 when build out complete

(1) As of December 31, 2019.

21

BPGIC

22 Financial Overview

23 Income Statement CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME For the year ended 31 December 2019 2019 2018 2017 USD USD USD Revenue 44,085,374 5,839,268 89,593 Direct costs ( 10 , 202 , 465 ) ( 9 , 607 , 360 ) ( 2 , 295 , 809 ) GROSS PROFIT / (LOSS) 33 , 882 , 909 26 , 231 , 908 ( 2 , 206 , 216 ) Listing expenses ( 101 , 773 , 877 ) - - General and administrative expenses ( 2 , 608 , 984 ) ( 2 , 029 , 260 ) ( 574 , 266 ) Finance costs ( 5 , 730 , 535 ) ( 6 , 951 , 923 ) ( 966 , 926 ) Changes in fair value of derivative financial instruments ( 328 , 176 ) ( 1 , 190 , 073 ) - (LOSS) PROFIT AND TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE YEAR ( 76 , 558 , 663 ) 16 , 060 , 652 ( 3 , 747 , 408 ) Basic and diluted (loss) / earnings per share ( 0 . 95 ) 0 . 20 ( 0 . 05 )

Balance Sheet & Capitalization Table

CONSOLIDATED STATEMENTOF FINANCIAL POSITION
As at 31 December 2019

	Notes	2019 USD	(Restated) 2018 USD
ASSETS			
Non-current assets			
Property, plant and equipment	8	**263,228,588**	197,629,114
Advances to contractors	10	**21,664,764**	-
		284,893,352	197,629,114
Current assets			
Inventories	9	**179,644**	147,090
Trade and other receivables	10	**2,348,693**	2,123,077
Bank balances and cash	11	**19,830,771**	37,351
		22,359,108	2,307,518
TOTAL ASSETS		**307,252,460**	199,936,632
EQUITY AND LIABILITIES			
Equity			
Share capital	12	**8,804**	8,000
Share premium	12	**101,775,834**	1,353,285
Warrants	13	**16,983,200**	-
Shareholders' accounts	20	**71,017,815**	47,717,763
General reserve	14	**680,643**	680,643
(Accumulated losses) retained earnings		**(65,340,421)**	11,218,242
Total equity		**125,125,875**	60,977,933
Non-current liabilities			
Term loans	15	**74,160,950**	-
Lease liability	16	**28,624,259**	28,108,801
Provisions	17	**13,941**	6,267
		102,799,150	28,115,068
Current liabilities			
Bank overdraft	11	**-**	3,745,048
Term loans	15	**14,539,187**	94,792,088
Accounts payable, accruals and other payables	19	**61,115,121**	9,003,798
Derivative financial instruments	18	**1,518,249**	1,190,073
Lease liability	16	**2,154,878**	2,112,624
		79,327,435	110,843,631
Total liabilities		**182,126,585**	138,958,699
TOTAL EQUITY AND LIABILITIES		**307,252,460**	199,936,632

Cap Table

Shareholder	Ordinary Shares Outstanding	Warrants Outstanding	Rights Outstanding
Twelve Seas Sponsor I LLC	4,721,900 (1,552,500 in Escrow)	529,000	Nil
Public Shareholding (held by Cede& co on behalf of shareholders)	5,772,919	20,699,900	Nil
Early Bird Capital, Inc. (Affiliates, Employees)	375,000	-	Nil
BPGIC Holdings Limited (and Employees)	98,718,035 (20,000,000 in Escrow)	-	Nil
Total	**109,587,854**	**21,228,900**	**Nil**

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BPGIC

Financial Projections – Phase I, II & III Fully Operational

	Current Operations Existing & Under Construction *(Phase I, Phase II & Refinery)*	Phase III
Revenue per annum	$130 mm	$502 mm
Anticipated Capital Expenditure	$310m	*Additional…* +$1.1 bn[1]
EBITDA	$128mm Annually	*Additional…* +$422mm Annually[2]

(1) Assumes construction cost of storage capacity for Phase III is the same as Phase I & II (which was ~$310mm for 1mm m3).

(2) Incremental EBITDA assuming 3.5mm m^3 incremental Storage Capacity with similar pricing and ancillary services utilization as Phase I and II (~$120mm EBITDA per 1mm m^3); no assumptions made for additional Refinery Capacity.

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26 Investment Highlights Revenue Visibility and Financial Stability Near Term Growth Anticipated Strategic Location Leading Storage Facility Technology • 100% of Phase I and II capacity is fully contracted • Multi - year take - or - pay contracts • Upside from incremental ancillary revenues • Phase II build out fully - funded at attractive cost of capital, expected to more than double capacity by end of 2020 • Phase III expected to come online in late 2022 • Operating in world’s second largest oil hub, Fujairah • Scarcity of remaining land creates barrier to entry • Newly built and award - winning terminals • Fully automated driving industry high margins and best - in - class flow rates

27 Investment Highlights Proven Management Team and Partners High Profile Stakeholders Not Significantly Impacted by Commodity Price Volatility • 30 - year track record • Completed Phase I on schedule and within budget • Network of oil trading partners, industry engineers, architects and contractors • Midstream oil storage is in high demand regardless of oil prices • Beneficial shareholders include prominent Emirate businessmen and ASMA Capital, a prominent private equity firm in the GCC

28 Company Contact: Nicolaas Paardenkooper , CEO Brooge Energy Limited Investor.Relations@BPGIC.com Thank You Investor Contact: KCSA Strategic Communications Valter Pinto / Elizabeth Barker +1 212 - 896 - 1254 or +1 212 - 896 - 1203 BROG@KCSA.com